Sub-Item 77I- Terms of New or amended securities

On February 24, 2011, the Board of Directors of the
Registrant approved (i) the establishment and designation of Investor Class shares and Institutional Class shares of a new series of the Trust called the Matthews China
Small Companies Fund (the "China Small Companies Fund");
and (ii) the investment strategies of the China Small
Companies Fund which, under normal market conditions, invests at least 80% of its total net assets, which include borrowings for investment purposes, in the common and preferred stocks of small companies located in China and Taiwan.

Information regarding the establishment of the China
Small Companies Fund and its investment strategy is incorporated by reference to Post Effective Amendment No.
46 to the Registrant's Registration Statement filed with the Securities and Exchange Commission on May 31, 2011
(Accession No. 0001144204-11-033115 ).